SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

MER Telemanagement Solutions Ltd.

(NAME OF ISSUER)

Ordinary Shares, par value NIS 0.03 per share

(TITLE OF CLASS OF SECURITIES)

M69676209

(CUSIP NUMBER)

Alpha Capital Anstalt

Lettstrasse 32

9490 Vaduz, Liechtenstein

011-423-2323195

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED

TO RECEIVE NOTICES AND COMMUNICATIONS)

August 16, 2019

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☒.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO: M69676209

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Capital Anstalt
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER – 329,000 *
	(8)	SHARED VOTING POWER – 0
	(9)	SOLE DISPOSITIVE POWER – 329,000 *
	(10)	SHARED DISPOSITIVE POWER – 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 329,000 *
(12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    ☒

Does not include the shares underlying the Convertible Preferred Stock Alpha Capital Anstalt (“Alpha”) can beneficially control under a provision of the Issuer’s Amended and Restated Articles of Association which limits the holder’s beneficial ownership to 9.99%. The full conversion of Alpha’s Convertible Preferred Stock would otherwise exceed this restriction.

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% *
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on 3,294,323 Ordinary Shares as reported on Form 20-F for the period ended December 31, 2018 filed on April 8, 2019.

SCHEDULE 13D

CUSIP NO: M69676209

ITEM 1.	SECURITY AND ISSUER.

Ordinary Shares, par value NIS $0.03 per share

MER Telemanagement Solutions Ltd.

Address: 14 Hatidhar Street, Ra’anana 4366516, Israel

ITEM 2.	IDENTITY AND BACKGROUND.

Alpha Capital Anstalt

Lettstrasse 32

9490 Vaduz, Liechtenstein

Citizenship - Liechtenstein

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with a Securities Purchase Agreement dated September 6, 2018 and subject to shareholder approval, which approval was received on October 28, 2018, Alpha Capital Anstalt (“Alpha”) was issued Convertible Preferred Stock. The foregoing securities issued to Alpha contain a 9.99% “blocker” provision which prevents Alpha from being a beneficial owner of more than 9.99% of the Issuer’s Ordinary Shares.

ITEM 4.	PURPOSE OF TRANSACTION.

See Item 6 below.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

329,000, 9.99% *

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

By letter to Mer Telemanagement Solutions Ltd. (“Mer”) dated August 16, 2019, Alpha Capital Anstalt (“Alpha”) has terminated and permanently waived its right to designate up to two members to Mer’s board of directors (or their respective replacements), and has further terminated and permanently waived its right under Mer’s Amended and Restated Articles of Association to consent to any increase or decrease in the size of Mer’s board of directors. No current director of Mer is affected by this unilateral termination. Alpha is not aware of any present plans by Mer to develop or acquire any other company or line of business, and has not suggested, nor does it have any rights, to require any particular future action by Mer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Letter from Alpha Capital Anstalt to Mer Telemanagement Solutions Ltd. pursuant to Item 6 above.

SCHEDULE 13D

CUSIP NO: M69676209

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: 8/19/19	/S/ Konrad Ackermann
Alpha Capital Anstalt
By: Konrad Ackermann, Director

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